UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously reported, on June 30, 2025, Oriental Rise Holdings Limited (the “Company”) received notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not compliant with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

On January 15, 2026, the Company received formal notification from Nasdaq that it had regained compliance with the Bid Price Requirement, based on the closing bid price for the Company’s ordinary shares being greater than $1.00 for ten (10) consecutive business days.

On January 15, 2026, the Company released the press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2026	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release

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